Television Broadcasts Limited
電視廣播有限公司

18 April 2008

[redacted]

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington D.C. 20549-1004
U.S.A.

ISSUER: ***TELEVISION BROADCASTS LIMITED***
FILE NO. 82-1072

Dear Sirs,

TELEVISION BROADCASTS LIMITED -

Enclosed please the following documents which were published on our corporate website and the website of the Stock Exchange of Hong Kong Limited and despatched to the Shareholders on 17 and 18 April 2008 respectively for your retention:

1. Annual Report 2007;
2. Circular on notice of Annual General Meeting and Explanatory Statement;
3. Announcement on Notice of Annual General Meeting; and
4. Announcement on Appointment of Audit Committee Member.

Yours faithfully,

Adrian Mak
Company Secretary

Jlw 5/9

Encl.

TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong Telephone: (852) 2335-2288 Telex: 43596 TVB HX Fax: (852) 2358-1337
香港九龍將軍澳工業邨駿才街七十七號電視廣播城 電話：(852) 2335-2288 電訊：43596 TVB HX 圖文傳真：(852) 2358-1337